Boston  Connecticut  New Jersey  New York  Washington, DC

FRANK LEE

Attorney at Law

7 Times Square, Times Square Tower
New York, NY  10036

T: (212) 297 5825 F: (212) 916 2940

flee@daypitney.com

April 9, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               Registration Statement on Form 10 of JumpTV Inc.

Ladies and Gentlemen:

Attached for filing via EDGAR on behalf of JumpTV Inc. (the “Company”) is the Company’s Registration Statement on Form 10 (the “Registration Statement”).

The Company is concurrently making an application for confidential treatment of portions of the seven agreements filed in redacted form as Exhibits 10.19, 10.20, 10.21, 10.22, 10.23, 10.24 and 10.25 to the Registration Statement.

If you have any questions relating to the Registration Statement, please do not hesitate to contact me either by telephone at (212) 297-5825 or by facsimile at (212) 916-2940.

Very truly yours,

/s/ Frank Lee

FRANK LEE

cc:           Roy E. Reichbach, Esq.